                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2002

                                      HAVAS
                 (Translation of registrant's name into English)


                               84, rue de Villiers
                          92683 Levallois-Perret Cedex
                                     France
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F |X|                 Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   [ ]                      No    |X|


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                      HAVAS

         On July 30, 2002, Havas issued a press release announcing billing and revenue information for the first half of 2002. Attached as Exhibit 1 to this Report on Form 6-K, and incorporated herein by reference, is the text of the July 30, 2002 press release.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     HAVAS
                                     (Registrant)


Date: July 31, 2002                  By:  /s/     R. John Cooper
                                          ------------------------------
                                          Name:   R. John Cooper
                                          Title:  Executive Vice President
                                                  and Worldwide General Counsel

                                      HAVAS

                                INDEX TO EXHIBITS

Exhibit
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    1             Press release issued by Havas on July 30, 2002.